United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: April 14th, 2025

3 EXHIBIT INDEX Exhibit No. Exhibit 99.1 New Management Organizational Structure

INTER&CO, INC. NOTICE TO THE MARKET NEW MANAGEMENT ORGANIZATIONAL STRUCTURE INTER&CO, INC (Nasdaq: INTR and B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general that the Board of Directors approved changes to the Board of Officers of the Company, reflecting the new organization of the senior management structure. Marco Antônio Martins Araújo Filho (“Marco Araújo”) has been appointed as the Global Chief Legal Officer of Inter&Co. Before joining Inter&Co, Marco served as Chief Legal and Compliance Officer at Nubank (2020-2023). Previously, he held the positions of Global General Counsel at HSBC (2014-2020), General Counsel at Banco Santander (2008-2014), General Counsel Latin America at Banco Real ABN AMRO (2003-2008), and Senior Lawyer at Banco Itaú BBA (1994-2003). He has a bachelor’s degree in law from Universidade de Brasília (1987) and LLM from Fordham University School of Law (1992). With his extensive experience, Marco Araújo will be responsible for leading the global compliance, legal, and public policy teams while also driving the expansion and development of the Company and its subsidiaries. Ana Luiza Vieira Franco Forattini continues in her role as the General Counsel and Chief Legal, Compliance, and Ombudsman Officer of Banco Inter S.A. (“Banco Inter”), the Company’s main subsidiary. She remains responsible for leading legal and compliance integrity matters globally, as well as the ombudsman and regulatory compliance teams in Brazil, reporting directly to Marco Araújo. Priscila Salles Vianna de Paula continues as the Executive Officer of Customer Centricity and Retail of Banco Inter, reporting directly to Alexandre Riccio de Oliveira, the CEO of Banco Inter and Senior Vice President of Inter&Co. These changes in the senior management structure aim to enhance and streamline our governance in both the United States and Brazil. The updated structure of Officers in the Inter&Co level is the following: Name Position João Vitor N. Menin T. de Souza Chief Executive Officer Alexandre Riccio de Oliveira Senior Vice President Santiago Horacio Stel Senior Vice President of Finance and Risks (CFO) Guilherme Ximenes de Almeida Chief Information Officer Marco Antônio M. de Araújo Filho Global Chief Legal Officer Ray Tarick Pereira Chalub Chief Operations Officer Rafaela de Oliveira Vitória Investor Relations Officer

Additional information about the senior management of Inter&Co and Banco Inter is available at our website at http://investors.inter.co and can also be obtained from Inter&Co's Investor Relations Department at ir@inter.co. Belo Horizonte, April 14th, 2025. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks